STEVENS RESOURCES, INC.

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628

                                                                                                                               December 16, 2009

Re:                       Stevens Resources, Inc.
Registration Statement Form S-1
File Number 333-163019
Filed: November 10, 2009

Attention:              Mr. Parker Morrill
Phone (202) 551-3696
Fax     (703) 813-6982

Stevens Resources, Inc. (the “Company”) has received your comments dated December 4, 2009 regarding the Form S-1 filed on November 10, 2009. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page F-1

1.           The revised report provided by the accountant reflecting the appropriate period of financial results is included in the amended S-1.

Statement of Operations, page F-3 and Statement of Cash Flows, page F-5

2.           The financial statements (statement of operations and statement of cash flows) have been modified to include the required “cumulative from inception” columnar information.

Notes to Financial Statements, page F-6

General

3.           Notes to the Financial Statements within the S-1 have been amended to reflect the revised references to accounting standards.

Note 7-Prepaid Expenses, page F-12

4.           Jameson Capital, LLC was issued 100,000 shares with a value of $0.02 per share ($2,000) on September 30, 2009 for the service of providing consultation in completion of the registration statement filed on Form S-1 including any amendments as required thereto.  At September 30, 2009 there was no services performed.  As of the date of this document the consultant has provided services relating to the S-1 filed on November 10, 2009 as well as has provided services relating to the amendment detailed herein.

1818 West Francis, Ste. 196
Spokane, Washington 99205

STEVENS RESOURCES, INC.

Management’s Discussion and Analysis, page 25

Plan of Operations, page 26

5.           Caption headings have been added to the Tables describing estimated costs for both Phase I and Phase II, indicating the projected level of shares sold to anticipated costs or expenditures.

6.           Statement of Operations section has been modified to better disclose the effects of not raising the full amount of the offering.

Contractual Obligations, page 32

7.           Table has been added to this section disclosing the Option Agreement the Company currently has in place with American Mining Company (as was filed as exhibit 10.1 to the registration statement).

Purchase of Equity Securities by the Small Business Issuer and Affiliates, page 34

8.           This section has been modified to reflect the share purchased by Mr. Miller on September 28, 2009.

Certain Relationships and Related Transactions, page 34

9.           The phrase indicating there are no promoters has been removed from the registration statement.

10.           The 100,000 shares issued to Jameson Capital, LLC has been recorded as issued for a value of $2,000 for services rendered throughout the document for services rendered in completion of the registration statement and within the financial statements as well.  No services were rendered by the consultant as of September 30, 2009.  As of the date of the filing of the 1st amendment to the registration statement services have been rendered by the consultant.

Undertakings, page II-3

11.           Undertakings have been modified to exact form under Regulation S-K Item 512.

Exhibits

12.           It is the understanding that the certifications required by Regulation S-K, Item 601(31) for Securities Act Form S-1 is not applicable.  Please advise if we are misunderstanding the comment and provide further details so we may address the issue if needed.

Sincerely,

/s/Justin Miller________
Justin Miller
Chief Executive Officer
Stevens Resources, Inc.

1818 West Francis, Ste. 196
Spokane, Washington 99205